CUSIP No.	602675100	13G	Page	12	of	12
Exhibit 99.2
Item 7 Information
The securities being reported on by the reporting persons herein as parent holding companies are owned, or may be deemed to be beneficially owned as follows:

Company	Type of Company
First State Investments (Hong Kong) Limited	IA (HK registered)
First State Investments International Ltd.	IA (US registered)
First State Investment Management (UK) Limited	IA (UK registered)
Colonial First State Investments Limited	IA (Australia registered)